Exhibit 99.2

Carroll Bancorp, Inc.

SUBSCRIPTION RIGHTS TO PURCHASE UNITS CONSISTING OF SHARES OF COMMON

STOCK AND WARRANTS

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS

DISTRIBUTED TO STOCKHOLDERS OF

CARROLL BANCORP, INC.

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., EASTERN TIME,

ON [—], UNLESS EXTENDED

[—], 2014

Dear Stockholder:

This letter is being distributed by Carroll Bancorp, Inc. (“Carroll Bancorp”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on [—] (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for the purchase of Units. The Subscription Rights and the Units are described in the Carroll Bancorp prospectus dated [—] (the “Prospectus”).

In the Rights Offering, Carroll Bancorp is offering an aggregate of [—] Units, as described in the Prospectus. Each Unit consists of one share of Common Stock and a non-transferable warrant to purchase one-half of a share of Common Stock.

The Subscription Rights will expire if not exercised by 5:00 p.m., Eastern Time, on [—] (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Subscription Right for each share of Common Stock owned at 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right will allow you to subscribe for [—] Unit (the “Basic Subscription Right”) at the cash price of [—] per whole Unit (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 Subscription Rights and would have the right to purchase [—] Units (rounded down to [—] Units, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

Please note, however, that Carroll Bancorp is not offering the Units to any person in California or in any other state or jurisdiction in which the offer and sale of the Units has not been registered or qualified, or is not exempt from such registration or qualification. Therefore, if you reside in one of these states or jurisdictions, Carroll Bancorp will not be able to honor your exercise of your Subscription Rights.

If you purchase all of the Units available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any Units that are not purchased by our stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Units”), subject to availability, limits on stock ownership and the allocation process more fully described in the Prospectus.

You will be required to submit payment in full for all the Units you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Units prior to the expiration of the Rights Offering, if you wish to maximize the number of Units you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of Units available to you, assuming that no stockholder, other than you, has purchased any Units pursuant to their Basic Subscription Right. Fractional Units resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole Unit, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

Carroll Bancorp can provide no assurances that you will actually be entitled to purchase the number of Units issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Carroll Bancorp will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Units are available following the exercise of Subscription Rights under the Basic Subscription Rights:

•	To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Units available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

•	To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Units for which you actually paid in connection with the Over-Subscription Privilege.

The Subscription Rights will be evidenced by a non-transferable Subscription Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instruction as to the Use of Carroll Bancorp Rights Certificates;

4. Notice of Important Tax Information; and

5. A return envelope addressed to Registrar and Transfer Company, the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time, unless the guarantee delivery procedures described in the Prospectus are followed in lieu of delivery of a Rights Certificate prior to the Expiration Time. A Subscription Rights holder cannot revoke the exercise of the holder’s Subscription Rights. Subscription Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained by contacting our Subscription Agent, Registrar and Transfer Company at (800) 368-5948 (toll free) or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to Registrar and Transfer Company. General questions about the Rights Offering may also be directed to Keefe, Bruyette & Woods, Inc., the information agent for the Rights Offering, at [—].

Sincerely,

CARROLL BANCORP, INC.

By:
Russell J. Grimes
President and Chief Executive Officer

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF CARROLL BANCORP, INC., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.